RESTATED ARTICLES OF INCORPORATION OF

                                ACTEL CORPORATION

                          (AS AMENDED JANUARY 3, 2003)



                                    ARTICLE 1

     The name of the corporation is ACTEL CORPORATION.



                                    ARTICLE 2

     The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.



                                    ARTICLE 3

     Section 3.1 Two Classes of Stock. This corporation is authorized to issue two classes of shares, designated "Preferred Stock" and "Common Stock", respectively. The total number of shares which this corporation shall have authority to issue is Sixty-Million (60,000,000), with par value of $0.001 per share. The number of shares of Preferred Stock authorized to be issued is Five Million (5,000,000), and the number of shares of Common Stock authorized to be issued is Fifty-Five Million (55,000,000).

     Section 3.2. Authority of Board To Fix Rights, Preferences, etc. of Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, within the limitations and restrictions stated in these Articles of Incorporation, to determine or alter the rights, preferences, privileges, or restrictions stated in these Articles of Incorporation; to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and the number of shares constituting any such series and the designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.



                                    ARTICLE 4

                     QUORUM FOR BOARD OF DIRECTORS MEETINGS

     A quorum of the Board of Directors of the corporation for the transaction of business shall consist of the greater of (a) a majority of those persons elected to and serving on the Board of Directors or (b) three persons.



                                    ARTICLE 5

                             LIABILITY OF DIRECTORS

     Section 5.1. Limitation of Directors' Liability. The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California Law.

     Section 5.2. Indemnification of Corporate Agents. This corporation is authorized to indemnify the directors and officers of this corporation to the fullest extent permissible under California law.

     Section 5.3. Repeal or Modification. Any repeal or modification of the foregoing provisions of this Article 5 shall not adversely affect any right of indemnification or limitation of liability of an agent of this corporation relating to acts or omissions occurring prior to such repeal or modification.



                                    ARTICLE 6

                                 ADVANCE NOTICE

     Advance notice of new business and shareholder nominations for the election of directors shall be given in the manner and to the extent provided in the bylaws of this corporation.